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Skeyeon plans to disrupt the satellite imaging market, creating the Earth Monitoring market!

Skeyeon
Pioneering New Orbits
With Microsatellites

skeyeon.com San Diego CA

LEAD INVESTOR

Bill Volkel

Skeyeon • Space junk not a concern for very low earth orbit, VLEO satellites • Space and satellite markets are evolving from Government to private sector, creating big opportunities • The Government has an intense interest in VLEO and is funding multi-million-dollar defense programs to determine the feasibility of VLEO • VLEO is a completely new concept that was considered impossible, but new technologies including those developed by Skeyeon, fully enable VLEO. Why Bill likes Skeyeon: I love Skeyeon because of the enormous opportunity they are pursuing. VLEO is going to happen and Skeyeon, with patents to solve atmospheric drag, atomic oxygen, and a real-time data pipe, is perfectly positioned to disrupt the satellite industry. The Skeyeon team has worked together for 6-years and has demonstrated their ability to anticipate and solve complex problems regarding VLEO. I believe this team will lead Skeyeon to be the industry leader in VLEO satellites.

Invested $5,000 this round & $75,000 previously

Highlights

1. Developed patented technologies necessary to orbit microsatellites at an altitude of 100-250 miles.
2. Plan to deliver 1m resolution images enabling earth monitoring & the development of a image database
3. Raised over $1.2 million from investors to date.
4. Solved key issues specific to satellites in VLEO orbits, i.e. propulsion, atomic oxygen erosion, etc
5. Team of experts from fields related to optics, telemetry, coatings, RF links, and space systems, etc
6. Ron Reedy's previous company Peregrine Semiconductor, which he founded, sold for almost $500 Million
7. Earth monitoring is dominated by large, slow government agencies & is ripe for disruption by Skeyeon

Our Team

Ron Reedy CEO

Ron has over 45 years of experience in advanced research and development. He is the co-inventor of UltraCMOS™ technology, and subsequently the co-founder of pSemi Corporation (formerly Peregrine Semiconductor).

Massimo Comparini Market, Business, & Competitive Analysis

Massimo advises Skeyeon with his 38+ yrs in the areospace industry. Currently Deputy CEO and Sr EVP Observation, Exploration and Navigation at Thales Alenia Space, and CEO of Thales Alenia Space Italia, he brings a unique perspective to Skeyeon operations

Thomas Schwartzentruber Aerodynamics and Vehicle Design

Tom Schwartzentruber, Ph.D., provides technical expertise for aerodynamics, propulsion, & attitude control, & is on Skeyeon's Executive Advisory Board since 2015. Tom is Professor of Aerospace Engineering & Mechanics at the Univ. of Minnesota since 2008.

Timothy K. Minton Materials and Space Materials

Dr. Minton is in charge of materials and coatings for Skeyeon, including our proprietary low drag, atomic-oxygen resistant material. He is currently professor of Aerospace Engineering at the Univ. of Colorado, studying rarefied planetary atmospheres etc.

Mike Knowles Business Development & Government Relations

Mike Knowles is the VP/GM of C5ISR systems at Curtiss Wright, and has 30+ years in global aerospace & defense markets. He's a retired Navy officer & Naval Test Pilot School grad, with an MBA from George Mason University, a BS & MS in Aerospace Engineering

Joseph Ford Optical Engineering

Dr. Ford is the lead optical engineer at Skeyeon, and professor of electrical & computer engineering at UCSD. He is an OSA & IEEE Fellow, author of 200+ journal articles & proceedings, and inventor on over 50 USA optical communication and imaging patents.

Ron Melanson Business, Computers and RF

Ron is Chief Engineer & Operations for EvoNexus Silicon Valley. Previously he was VP of Engineering at Oracle. Prior to that he was both Sun MicroSystems Distinguished Engineer & VP of Engineering. He has a BS & MS in E.E. at Northeastern University

Dan Nobbe Radio Systems, Intellectual Property & Regulatory

Dan is responsible for our RF systems, regulatory approvals, and patents, and serves on Skeyeon's Expert Advisory Board since 2017. He is currently V.P. of RF & Radar Systems at MatrixSpace, has 45+ patents, and was Director of IP Development at pSemi

Erica Helgerson IP Manager

Erica is an IP and Innovation Leader. Recently she managed a patent portfolio of over 1000 assets at pSemi Corp. The portfolio was recognized as a 'Top 10' by IEEE. She has an M.S. in Electrical Engineering and is a registered patent agent with the USPTO



Jackie Townsend Marketing Communications

Jackie's role at Skeyeon is to support the company's internal and external communications. She is a branding expert and Chief Strategist for Townsend Team, turning underdogs into market leaders, with a program called The Big Brand Workshop.

Skeyeon - Microsatellites in VLEO for Earth monitoring!

I'm Ron Reedy, CEO of Skeyeon, and we are planning to make smaller, cheaper, high-performance satellites, built for an orbit no one's currently using, to tap into the multi-Billion $$ Earth Observation market.

We are going to disrupt this market, currently dominated by big government agencies, by building a constellation of these satellites for VLEO, or Very Low Earth Orbit, lower orbits than anyone has used to date for large constellations. As you can guess, getting closer is better for pictures, data transmission, and monitoring the earth's various systems.

This market is ripe for disruption, just like the rocket industry was before SpaceX. There are other companies out there that do satellite imagery, but you get a high resolution picture once a month or so depending on their orbits, or low resolution pictures once a week. We plan to have high resolution daily! This is a game changer for many industries.

The reason no one has done this to date is because of the technical challenges required to fly satellites in VLEO, as this orbit does have a small atmosphere of highly corrosive atomic oxygen. For more about VLEO, look at the **Wikipedia** page later. Our team of experts has solved these challenges, with patents pending and issued, allowing us to fly closer to the earth than anyone has done to date. Closer means better images and monitoring, easier data transmission, and more.

Our satellites are about the size of a coffee table, and built for interchangeable payloads, so we can send different instruments up depending on what is needed. Need to monitor methane emissions? Need to monitor illegal whaling or fishing activity? Need to monitor infrared or UV on the dark side of the planet? Skeyeon believes our satellites will be able to do that. Please see the slides below.

Skeyeon™

The originators of **VERY LOW** earth orbiting satellites enabling persistent coverage for the first time

INTRODUCING: SATELLITE CLOSE-UPS

Getting closer to the earth allows us to obtain high revisit rates at the lowest possible cost. We have spent the past 6 years solving technical obstacles to enable our satellites to orbit at half the altitude of traditional low earth orbit (LEO, >450 km) satellites.

WHY VERY LOW EARTH ORBIT (VLEO, 180-350 KM)?

- Lower On-Orbit Costs
- Link Budget 4x Improved
- Industry and Government Trends
- Performance/Cost
- Eliminates Space Junk

THE TEAM THAT GOT US HERE

RON REEDY
Chief Executive Officer

MASSIMO COMPARINI
Market, Business & Competitive Analysis

THOMAS E. SCHWARTZENTRUBER
Aerodynamics & Vehicle Design

TIMOTHY K. MINTON
Materials & Space Materials

DAN NOBBE
Radio Systems, IP & Regulatory

JOSEPH FORD
Optical Engineering

RON MELANSON	MIKE KNOWLES	JACKIE TOWNSEND KONSTANTUROS
Business, Computers & RF	Business Development & Govt. Relations	Marketing Communications

THE CHALLENGES OF VLEO & REAL-TIME CONNECTIVITY



- Atmospheric Drag — SOLVED & PATENTED
- Atomic Oxygen — SOLVED & PATENTED
- Real-Time Data Pipe — SOLVED & PATENTED
- Folding Telescope — UNDER DEVELOPMENT

WHY RESOLUTION AND REVISIT RATE

- Resolution drives decision clarity. With resolution you can tell this is a hospital ship
- Revisit rate enables timely decisions
- 1m resolution AND daily re-imaging rates is missing from the market
- Traditional satellites ~$100M: not scalable, very expensive



VARIABLE PAYLOAD

While we believe the imaging market is proven and lucrative, Skeyeon is not limited to imaging alone. We can incorporate other payloads that will benefit from very low earth orbits such as radio intercept, infrared or ultraviolet telescopes, particle detectors, global positioning systems and many others. We are currently undergoing such research. Skeyeon is already participating in several Government contracts.

Please help fund Skeyeon to reach the next level of orbit for our finances, so we can tap into the multi-billion $$ earth observation market!

More videos coming, check out our Skeyeon Channel on YouTube/